FOR IMMEDIATE RELEASE
August 27, 2004

04045283

SUPPL

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice President Corporate Communications Phone: +81-3-3817-5085

6-30-04
AR/S

Notice Concerning the Revision of Eisai Co., Ltd. and Consolidated Subsidiaries Quarterly Financial Report for the Period Ended June 30, 2004

Revisions were made to "Consolidated Quarterly Financial Results" and "Reference Data" of Eisai Co., Ltd. and consolidated subsidiaries for the fiscal period ended June 30, 2004 that had been disclosed on July 30, 2004 as attached.

On consolidating the 1st quarter financials, an error occurred in eliminating unrealized profits/losses as to inter-company inventory in connection with active pharmaceutical ingredients (APIs) not yet delivered as of the end of the fiscal period at issue which the parent company in Japan exported to its US subsidiary, thereby mandating several corrections in the relevant parts of the financial report.

In response to such an incident, Eisai Co., Ltd., regretting having inconvenienced related parties, strives to ensure proper measures by reviewing and reinforcing closing procedures as well as check system, including those of consolidated entities, for purposes of preventing recurrence thereof.

In the meantime, this revision of the financial report will not affect our financial forecast for the half-year and full fiscal year period.

[Revised materials attached]

1. Errata on "Consolidated Quarterly Financial Results"
2. Errata on "Reference Data"
   (Note: Revised parts appear bold and underlined.)
3. Revised version of "Consolidated Quarterly Financial Results"
4. Revised version of "Reference Data"

dw
10/4

1. Errata on "Consolidated Quarterly Financial Results for the Fiscal Period Ended June, 2004"

[CONSOLIDATED QUARTERLY FINANCIAL RESULTS]
(APRIL 1, 2004 – JUNE 30, 2004) (Page 1)

[Pre-revised]

(1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2004- June 30, 2004	¥122,679 mil.	5.2%	¥19,445 mil.	1.9%	¥20,275 mil.	3.6%
April 1, 2003- June 30, 2003	¥116,649 mil.	1.3%	¥19,078 mil.	0.3%	¥19,571 mil.	6.7%
April 1, 2003- March 31, 2004	¥500,164 mil.		¥83,061 mil.		¥83,382 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2004- June 30, 2004	¥ 12,916 mil.	4.7%	¥44.88	¥44.88
April 1, 2003- June 30, 2003	¥ 12,335 mil.	10.3%	¥42.28	¥42.28
April 1, 2003- March 31, 2004	¥50,148 mil.		¥172.11	¥172.11

Note: Percentage increase (decrease) is a comparison to the quarterly period ended June 30, 2003.

(2) FINANCIAL POSITION

Period	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
April 1, 2004- June 30, 2004	¥635,847 mil.	¥429,620 mil.	67.6%	¥1,492.92
April 1, 2003- June 30, 2003	¥593,955 mil.	¥397,223 mil.	66.9%	¥1,361.34
April 1, 2003- March 31, 2004	¥615,776 mil.	¥419,461 mil.	68.1%	¥1,457.47

[Revised]

(1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2004- June 30, 2004	¥122,679 mil.	5.2%	**¥18,634 mil.**	(2.3%)	**¥19,463 mil.**	(0.6%)
April 1, 2003- June 30, 2003	¥116,649 mil.	1.3%	¥19,078 mil.	0.3%	¥19,571 mil.	6.7%
April 1, 2003- March 31, 2004	¥500,164 mil.		¥83,061 mil.		¥83,382 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2004-June 30, 2004	**¥ 12,388 mil.**	**0.4%**	**¥43.05**	**¥43.04**
April 1, 2003-June 30, 2003	¥ 12,335 mil.	10.3%	¥42.28	¥42.28
April 1, 2003-March 31, 2004	¥50,148 mil.		¥172.11	¥172.11

Note: Percentage increase (decrease) is a comparison to the quarterly period ended June 30, 2003.

(2) FINANCIAL POSITION

Period	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
April 1, 2004-June 30, 2004	**¥635,319 mil.**	**¥429,092 mil.**	**67.5%**	**¥1,491.08**
April 1, 2003-June 30, 2003	¥593,955 mil.	¥397,223 mil.	66.9%	¥1,361.34
April 1, 2003-March 31, 2004	¥615,776 mil.	¥419,461 mil.	68.1%	¥1,457.47

[Current Quarter Financial Highlights] (April 1, 2004 – June 30, 2004) (Page 3)

[Pre-revised]

- In connection with expenses, research and development expenses resulted in a year-on-year increase of 7.4% to ¥18,153 million while selling, general and administrative expenses amounted to ¥61,764 million, which was an increase of 7.0 %. On the other hand, cost of goods sold came to ¥23,315 million, up 1.5% with the sales cost ratio being 19.0%, a 0.7-point % improvement from a year earlier.
- When it comes to earnings results, operating income for the quarter inched up to ¥19,445 million, a 1.9% increase year-on-year; ordinary income came to ¥20,275 million, up 3.6%; net income amounted to ¥12,916 million, a 4.7% gain.
- Earnings per share (EPS) for the quarter came to ¥44.88, a ¥2.61 increase from the corresponding period last year.

[Revised]

- In connection with expenses, research and development expenses resulted in a year-on-year increase of 7.4% to ¥18,153 million while selling, general and administrative expenses amounted to ¥61,764 million, which was an increase of 7.0 %. On the other hand, cost of goods sold came to ¥**24,127 million**, up **5.1%** with the sales cost ratio being **19.7%, equal to the level of a year earlier**.
- When it comes to earnings results, operating income for the quarter inched up to ¥**18,634 million, a 2.3% decrease** year-on-year; ordinary income came to ¥**19,463 million, down 0.6%**; net income amounted to ¥**12,388 million, a 0.4%** gain.
- Earnings per share (EPS) for the quarter came to ¥**43.05, a ¥0.78** increase from the corresponding period last year.

[Segment Information] (Page 3-4)

(1) Performance by operating segment

[Pre-revised]

Pharmaceuticals segment

Consequently, sales advanced 6.2% to ¥118,080 million and operating income in the segment thereof came to ¥20,156 million, which was a year-on-year increase of 4.0%.

[Revised]

Pharmaceuticals segment

Consequently, sales advanced 6.2% to ¥118,080 million and operating income in the segment thereof came to ¥**19,344 million**, which was a year-on-year **decrease of 0.2%**.

[Cash flow] (Page 5)

[Pre-revised]

Net cash provided by operating activities during the quarter under review totaled ¥9,420 million, a decrease of ¥7,529 million in comparison with the preceding year. Core cash generation was, among other factors, rendered by income before income taxes for the quarter in the amount of ¥20,111 million, and depreciation and amortization expenses of ¥5,057 million while income taxes paid came to ¥17,493 million.

[Revised]

Net cash provided by operating activities during the quarter under review totaled ¥9,420 million, a decrease of ¥7,529 million in comparison with the preceding year. Core cash generation was, among other factors, rendered by income before income taxes for the quarter in the amount of ¥**19,300 million**, and depreciation and amortization expenses of ¥5,057 million while income taxes paid came to ¥17,493 million.

CONSOLIDATED BALANCE SHEET (ASSETS) (Page 8)

	Pre-revised				Revised			
	June 30, 2004			Increase (Decrease)	June 30, 2004			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS								
Current assets:								
Cash and time deposits		¥64,990				¥64,990		
Accounts and notes receivable-trade		136,232				136,232		
Short-term investments		77,410				77,410		
Inventories		39,136				38,324		
Deferred tax assets		24,951				25,235		
Other current assets		11,505				11,505		
Allowance for doubtful receivables		(268)				(268)		
Total current assets		353,957	55.7	(234)		353,429	55.6	(761)
Fixed assets:								
Property, plant and equipment								
Buildings and structures	60,073				60,073			
Machinery, equipment and vehicles	21,550				21,550			
Land	17,236				17,236			
Construction in progress	8,888				8,888			
Others	9,018	116,767	18.3	77	9,018	116,767	18.4	77
Intangible assets		33,518	5.3	18,463		33,518	5.3	18,463
Investments and other assets								
Investment securities	84,120				84,120			
Long-term loans receivable	55				55			
Deferred tax assets	18,579				18,579			
Other assets	29,893				29,893			
Allowance for doubtful receivables	(1,045)				(1,045)			
Total investments and other assets		131,603	20.7	1,764		131,603	20.7	1,764
Total fixed assets		281,890	44.3	20,304		281,890	44.4	20,304
Total		¥635,847	100.0	¥20,070		¥635,319	100.0	¥19,543

CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY) (Page 9)

	Pre-revised			Revised		
	June 30, 2004		Increase (Decrease)	June 30, 2004		Increase (Decrease)
Account Title	(Millions of Yen)	(%)	(Millions of Yen)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES						
Current liabilities:						
Accounts and notes payable-trade	¥15,736			¥15,736		
Short-term borrowings	423			423		
Accounts payable-other	42,394			42,394		
Accrued expenses	39,928			39,928		
Accrued income taxes	11,600			11,600		
Reserve for sales rebates	26,531			26,531		
Other reserves	834			834		
Other current liabilities	5,924			5,924		
Total current liabilities	143,373	22.6	8,398	143,373	22.6	8,398
Long-term liabilities:						
Deffered tax liabilities	309			309		
Liability for retirement benefits	51,361			51,361		
Retirement allowances for directors and corporate auditors	1,848			1,848		
Other long-term liabilities	684			684		
Total long-term liabilities	54,204	8.5	1,463	54,204	8.5	1,463
Total liabilities	197,578	31.1	9,861	197,578	31.1	9,861
Minority Interests	8,648	1.3	50	8,648	1.4	50
Shareholders' equity:						
Common stock	44,985	7.1	-	44,985	7.1	-
Capital surplus	55,222	8.7	-	55,222	8.7	-
Retained earnings	350,532	55.1	7,701	350,005	55.1	7,174
Net unrealized gain on available-for-sale securities	10,188	1.6	1,505	10,188	1.6	1,505
Foreign currency translation adjustments	(5,307)	(0.8)	966	(5,307)	(0.9)	966
Treasury stock	(26,001)	(4.1)	(14)	(26,001)	(4.1)	(14)
Total shareholders' equity	429,620	67.6	10,159	429,092	67.5	9,631
Total	¥635,847	100.0	¥20,070	¥635,319	100.0	¥19,543

CONSOLIDATED STATEMENTS OF INCOME
The First Quarter for 2003 and 2004 (Page 10)

	Pre-revised				Revised			
	April 1, 2004 - June 30, 2004			Increase (Decrease)	April 1, 2004 - June 30, 2004			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥122,679	100.0	¥6,030		¥122,679	100.0	¥6,030
Cost of sales		23,392	19.1	549		24,204	19.7	1,360
Gross profit on sales		99,286	80.9	5,481		98,475	80.3	4,669
Provision of reserve for sales returns		(77)	(0.1)	(194)		(77)	(0.0)	(194)
Gross profit		99,364	81.0	5,675		98,552	80.3	4,863
Selling, general and administrative expenses								
Research and development expenses	18,153				18,153			
Selling, general and administrative expenses	61,764	79,918	65.1	5,308	61,764	79,918	65.1	5,308
Operating income		19,445	15.9	366		18,634	15.2	(444)
Non-operating income		1,001	0.8	228		1,001	0.8	228
Non-operating expenses		172	0.2	(108)		172	0.1	(108)
Ordinary income		20,275	16.5	703		19,463	15.9	(107)
Extra-ordinary income		203	0.2	(269)		203	0.1	(269)
Extra-ordinary loss		366	0.3	(275)		366	0.3	(275)
Income before income taxes and minority interests		20,111	16.4	709		19,300	15.7	(101)
Income taxes-current	12,053				12,053			
Income taxes-deferred	(4,940)	7,113	5.8	76	(5,224)	6,829	5.5	(207)
Minority interests		82	0.1	52		82	0.1	52
Net income		¥12,916	10.5	¥580		¥12,388	10.1	¥53

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS /RETAINED EARNINGS (Page 11)

	Pre-revised		Revised	
	April 1, 2004 - June 30, 2004		April 1, 2004 - June 30, 2004	
Account Title	(Millions of Yen)		(Millions of Yen)	
Capital surplus				
Capital surplus reserve, beginning balance		¥55,222		¥55,222
Increase in additional paid-in capital				
- Conversion of convertible bonds		-		-
Capital surplus ending balance		55,222		55,222
Retained earnings, beginning balance				
Consolidated earned surplus, beginning balance		342,830		342,830
Increase in retained earnings				
- Net income		12,916		**12,388**
Decrease in retained earnings				
- Dividends	5,179		5,179	
- Bonuses to Directors	34	5,214	34	5,214
Retained earnings, endning balance		¥350,532		**¥350,005**

CONSOLIDATED STATEMENTS OF CASH FLOWS
The First Quarter for 2003 and 2004 (Page 12)

	Pre-revised	Revised
	April 1, 2004- June 30, 2004	April 1, 2004- June 30, 2004
Account Title	(Millions of Yen)	(Millions of Yen)
I. Operating activities:		
Income before income taxes and minority interests	¥20,111	¥19,300
Depreciation and amortization	5,057	5,057
Increase (Decrease) in allowance for doubtful receivables	(14)	(14)
Interest and dividend income	(594)	(594)
Interest expense	7	7
Equity in earnings of associated companies	(1)	(1)
Net loss on sales and disposal of fixed assets	(79)	(79)
Provision for liability for retirement benefits	1,701	1,701
Loss/gain on sales of short-term investments and investment securities	7	7
Loss on impairment of securities	61	61
Decrease (Increase) in trade receivables	(3,616)	(3,616)
(Increase) in inventories	(3,755)	(2,943)
(Decrease) in accounts payable	(429)	(429)
Increase in other current liabilities	4,658	4,658
Increase(Decrease) in reserve for sales rebates	2,667	2,667
Other	536	536
Sub-total	26,318	26,318
Interest and dividends received	601	601
Interest paid	(7)	(7)
Income taxes paid	(17,493)	(17,493)
Net cash provided by operating activities	9,420	9,420
II. Investing activities:		
Purchases of short-term investments	(32)	(32)
Proceeds from sales and redemptions of short-term investments	480	480
Purchases of property, plant and equipment	(6,776)	(6,776)
Proceeds from sales of property, plant and equipment	40	40
Purchases of intangible assets	(11,604)	(11,604)
Purchases of investment securities	(3,164)	(3,164)
Proceeds from sales and redemptions of investment securities	3,063	3,063
Decrease in time deposits (exceeding 3 months)	278	278
Other	(962)	(962)
Net cash used in investing activities	(18,677)	(18,677)
III. Financing activities:		
Increase in short-term bank borrowings	237	237
Dividends paid	(5,179)	(5,179)
Other	(35)	(35)
Net cash used in financing activities	(4,977)	(4,977)
Effect of exchange rate changes on cash and cash equivalents	1,363	1,363
Net increase (decrease) in cash and cash equivalents	(12,871)	(12,871)
Cash and cash equivalents at beginning of year	146,116	146,116
Cash and cash equivalents at end of period	¥133,245	¥133,245

SEGMENT INFORMATION

1. Industry Segment Information (Page 13)

[Pre-revised]

For the first quarter, ended June 30, 2004 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥118,080	¥4,599	¥122,679	–	¥122,679
(2) Intersegment sales	43	3,547	3,591	(¥3,591)	–
Total sales	118,124	8,146	126,270	(3,591)	122,679
Operating expenses	97,967	7,986	105,954	(2,720)	103,233
Operating income	¥20,156	¥159	¥20,316	(¥870)	¥19,445

[Revised]

For the first quarter, ended June 30, 2004 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥118,080	¥4,599	¥122,679	–	¥122,679
(2) Intersegment sales	43	3,547	3,591	(¥3,591)	–
Total sales	118,124	8,146	126,270	(3,591)	122,679
Operating expenses	**98,779**	7,986	**106,765**	(2,720)	**104,045**
Operating income	**¥19,344**	¥159	**¥19,504**	(¥870)	**¥18,634**

2. Geographical Segment Information (Page 13-14)

[Pre-revised]

For the first quarter ended June 30, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥65,042	¥45,456	¥9,536	¥2,644	¥122,679	–	¥122,679
(2) Intersegment sales	15,362	5,000	1,641	7	22,011	(22,011)	–
Total sales	80,404	50,457	11,177	2,651	144,691	(22,011)	122,679
Operating expenses	62,308	48,618	10,238	1,966	123,132	(19,898)	103,233
Operating income	¥18,096	¥1,838	¥939	¥685	¥21,558	(¥2,113)	¥19,445

[Revised]

For the first quarter ended June 30, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥65,042	¥45,456	¥9,536	¥2,644	¥122,679	–	¥122,679
(2) Intersegment sales	15,362	5,000	1,641	7	22,011	(22,011)	–
Total sales	80,404	50,457	11,177	2,651	144,691	(22,011)	122,679
Operating expenses	62,308	48,618	10,238	1,966	123,132	**(19,086)**	**104,045**
Operating income	¥18,096	¥1,838	¥939	¥685	¥21,558	**(¥2,924)**	**¥18,634**

2. Errata on "Reference Data"

I. Consolidated Financial Highlights (Reference Data [Consolidated] 1)

1. Statement of Income Data

(billions of yen) (billions of yen)

	Pre-revised		Revised	
Years Ending March 31	First Quarter		First Quarter	
	2005	Change %	2005	Change %
Net Sales	122.7	105.2	122.7	105.2
Cost of Sales	23.3	101.5	24.1	105.1
Research and Development Expenses	18.2	107.4	18.2	107.4
Selling, General and Administrative Expenses	61.8	107.0	61.8	107.0
Operating Income	19.4	101.9	18.6	97.7
Ordinary Income	20.3	103.6	19.5	99.4
Net Income	12.9	104.7	12.4	100.4
Earnings per Share (yen)	44.9	106.1	43.1	101.8
Dividends per Share (yen)	-	-	-	-

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Balance Sheet Data

(billions of yen) (billions of yen)

	Pre-revised		Revised	
	2004		2004	
	30-Jun	Inc./Dec.	30-Jun	Inc./Dec.
Total Assets	635.8	20.1	635.3	19.5
Shareholders' Equity	429.6	10.2	429.1	9.6

II. Consolidated Statements of Income (Reference Data [Consolidated] 2)

1. Consolidated Statement of Income & Explanation

(billions of yen) (billions of yen)

Years Ending March 31	Pre-revised First Quarter 2005	Sales %	Chg. %	Inc./ Dec.	Revised First Quarter 2005	Sales %	Chg. %	Inc./ Dec.
Net sales	122.7	100.0	105.2	6.0	122.7	100.0	105.2	6.0
Cost of sales	23.4	19.1	102.4	0.5	24.2	19.7	106.0	1.4
Reversal of reserve for sales returns	(0.1)	(0.1)		(0.2)	(0.1)	(0.0)		(0.2)
Gross profit	99.4	81.0	106.1	5.7	98.6	80.3	105.2	4.9
Research and development expenses	18.2	14.8	107.4	1.3	18.2	14.8	107.4	1.3
Selling, general and administrative expens	61.8	50.3	107.0	4.1	61.8	50.3	107.0	4.1
Operating income	19.4	15.9	101.9	0.4	18.6	15.2	97.7	(0.4)
Non-operating income	1.0	0.8	129.5	0.2	1.0	0.8	129.5	0.2
Non-operating expenses	0.2	0.2	61.3	(0.1)	0.2	0.1	61.3	(0.1)
Ordinary income	20.3	16.5	103.6	0.7	19.5	15.9	99.4	(0.1)
Extraordinary income	0.2	0.2	43.1	(0.3)	0.2	0.1	43.1	(0.3)
Extraordinary loss	0.4	0.3	57.1	(0.3)	0.4	0.3	57.1	(0.3)
Income before taxes & interests	20.1	16.4	103.7	0.7	19.3	15.7	99.5	(0.1)
Income taxes-current	12.1	9.8	104.7	0.5	12.1	9.8	104.7	0.5
Income taxes-deferred	(4.9)	(4.0)		(0.5)	(5.2)	(4.3)		(0.7)
Minority interests	0.1	0.1		0.1	0.1	0.1		0.1
Net income	12.9	10.5	104.7	0.6	12.4	10.1	100.4	0.1

2. Financial Results by Industry Segment (Reference Data [Consolidated] 3)

2-2. Consolidated Operating Income by Industry Segment

	Pre-revised (billions of yen)	Revised (billions of yen)
Years Ending March 31	First Quarter 2005	First Quarter 2005
Operating income/loss	19.4	18.6
Pharmaceuticals	20.2	19.3
Others	0.2	0.2
Elimination and Corporate	(0.9)	(0.9)

3. Financial Results by Geographic Area (Reference Data [Consolidated] 4)

3-2. Consolidated Operating Income by Geographic Segment

	Pre-revised (billions of yen)	Revised (billions of yen)
Years Ending March 31	First Quarter 2005	First Quarter 2005
Operating income/loss	19.4	18.6
Japan	18.1	18.1
North America	1.8	1.8
Europe	0.9	0.9
Asia and others	0.7	0.7
Eliminations and corporate	(2.1)	(2.9)

III. Consolidated Balance Sheet (Reference Data [Consolidated] 8)

Consolidated Balance Sheet & Explanation

<Assets>

(billions of yen) (billions of yen)

	Pre-revised				Revised			
	2004		Chg.	Inc./	2004		Chg.	Inc./
	30-Jun	%	%	Dec.	30-Jun	%	%	Dec.
Current assets:								
Cash and time deposits	65.0			8.3	65.0			8.3
Accounts receivable-trade	136.2			4.1	136.2			4.1
Short-term investments	77.4			(20.8)	77.4			(20.8)
Inventories	39.1			4.0	38.3			3.2
Deferred tax assets	25.0			3.4	25.2			3.6
Other current assets	11.5			0.8	11.5			0.8
Allowance for doubtful receivables	(0.3)			(0.0)	(0.3)			(0.0)
Total current assets	354.0	55.7	99.9	(0.2)	353.4	55.6	99.8	(0.8)
Fixed assets:								
Property, plant and equipment:								
Buildings and structures	60.1			0.1	60.1			0.1
Machinery and vehicles	21.6			(0.3)	21.6			(0.3)
Land	17.2			(0.0)	17.2			(0.0)
Construction in progress	8.9			0.3	8.9			0.3
Others	9.0			(0.1)	9.0			(0.1)
Total property, plant and equipment	116.8	18.3	100.1	0.1	116.8	18.4	100.1	0.1
Intangible assets	33.5	5.3	222.6	18.5	33.5	5.3	222.6	18.5
Investment in other assets:								
Investments in securities	84.1			1.7	84.1			1.7
Long-term loans receivable	0.1			0.0	0.1			0.0
Deferred tax assets	18.6			0.6	18.6			0.6
Other investments	29.9			(0.6)	29.9			(0.6)
Allowance for doubtful receivables	(1.0)			0.0	(1.0)			0.0
Total investments and other assets	131.6	20.7	101.4	1.8	131.6	20.7	101.4	1.8
Total fixed assets	281.9	44.3	107.8	20.3	281.9	44.4	107.8	20.3
Total assets	635.8	100.0	103.3	20.1	635.3	100.0	103.2	19.5

(Reference Data [Consolidated] 9)

<Liabilities and Shareholders' Equity>

(billions of yen) (billions of yen)

	Pre-revised				Revised			
	2004 30-Jun	%	Chg. %	Inc./ Dec.	2004 30-Jun	%	Chg. %	Inc./ Dec.
Current liabilities:								
Accounts payable-trade	15.7			(0.1)	15.7			(0.1)
Short-term borrowings	0.4			0.2	0.4			0.2
Accounts payable-other	42.4			(3.0)	42.4			(3.0)
Accrued expenses	39.9			11.3	39.9			11.3
Accrued income taxes	11.6			(5.2)	11.6			(5.2)
Reserve for sales rebates	26.5			3.2	26.5			3.2
Other reserves	0.8			(0.1)	0.8			(0.1)
Other current liabilities	5.9			2.0	5.9			2.0
Total current liabilities	143.4	22.6	106.2	8.4	143.4	22.6	106.2	8.4
Long-term liabilities:								
Deferred tax liabilities	0.3			(0.0)	0.3			(0.0)
Liabilities for retirement benefits	51.4			1.5	51.4			1.5
Allowance for retirement of Directors	1.8			0.0	1.8			0.0
Other long-term liabilities	0.7			(0.0)	0.7			(0.0)
Total long-term liabilities	54.2	8.5	102.8	1.5	54.2	8.5	102.8	1.5
Total liabilities	197.6	31.1	105.3	9.9	197.6	31.1	105.3	9.9
Minority Interests	8.6	1.3	100.6	0.1	8.6	1.4	100.6	0.1
Shareholders' equity:								
Common stock	45.0	7.1		-	45.0	7.1		-
Capital surplus	55.2	8.7		-	55.2	8.7		-
Retained earnings	350.5	55.1		7.7	350.0	55.1		7.2
Net unrealized gains on available-for-sale securities	10.2	1.6		1.5	10.2	1.6		1.5
Foreign currency translation adjustments	(5.3)	(0.8)		1.0	(5.3)	(0.9)		1.0
Treasury stock	(26.0)	(4.1)		(0.0)	(26.0)	(4.1)		(0.0)
Total shareholders' equity	429.6	67.6	102.4	10.2	429.1	67.5	102.3	9.6
Total liabilities, minority interests and shareholders' equity	635.8	100.0	103.3	20.1	635.3	100.0	103.2	19.5

IV. Consolidated Statements of Cash Flows (Reference Data [Consolidated] 10)

(billions of yen) (billions of yen)

	Pre-revised		Revised	
Years Ended/Ending March 31	First Quarter		First Quarter	
	2005	Inc./ Dec.	2005	Inc./ Dec.
Operating activities				
Income before income taxes & minority interests	20.1	0.7	19.3	(0.1)
Depreciation and amortization	5.1	0.8	5.1	0.8
Other non-cash losses/gains	1.7	(2.3)	1.7	(2.3)
Operating assets/liabilities increase/decrease	0.1	(11.6)	0.9	(10.8)
Others	(0.6)	0.8	(0.6)	0.8
Subtotal	26.3	(11.6)	26.3	(11.6)
Interest paid/received	0.6	(0.0)	0.6	(0.0)
Cash paid for income taxes	(17.5)	4.1	(17.5)	4.1
Net cash provided by operating activities	9.4	(7.5)	9.4	(7.5)
Investing activities				
Capital expenditures	(18.4)	(13.0)	(18.4)	(13.0)
Other revenue/payment for continuous activities	0.0	(0.4)	0.0	(0.4)
Purchases/sales of securities	0.3	(1.3)	0.3	(1.3)
Others	(0.7)	(0.2)	(0.7)	(0.2)
Net cash used in investing activities	(18.7)	(14.9)	(18.7)	(14.9)
Financing activities				
Dividends paid	(5.2)	(0.5)	(5.2)	(0.5)
Short-term debt proceeds/payments	0.2	0.0	0.2	0.0
Others	(0.0)	(0.0)	(0.0)	(0.0)
Net cash used in financing activities	(5.0)	(0.5)	(5.0)	(0.5)
Effect of exchange rate changes on cash and cash equivalents	1.4	0.9	1.4	0.9
Net increase in cash and cash equivalents	(12.9)	(22.0)	(12.9)	(22.0)
Cash and cash equivalents at beginning of year	146.1	18.8	146.1	18.8
Cash and cash equivalents at end of year	133.2	(3.2)	133.2	(3.2)

VI. Changes in Quarterly Results (Reference Data [Changes in Quarterly Results] 14)

1. Consolidated Statement of Income Data

(billions of yen) (billions of yen)

	2004 First Quarter	2004 Second Quarter	2004 Third Quarter	2004 Fourth Quarter	Pre-revised 2005 First Quarter	Revised 2005 First Quarter
Net sales	116.6	131.1	130.0	122.4	122.7	122.7
Cost of sales	23.0	24.6	25.9	23.7	23.3	**24.1**
Research and development expenses	16.9	16.6	17.1	18.4	18.2	18.2
Selling, general and administrative expenses	57.7	67.9	62.1	63.1	61.8	61.8
Operating income	19.1	21.9	24.9	17.2	19.4	**18.6**
Non-operating income/expenses	0.5	(0.8)	0.2	0.5	0.8	0.8
Ordinary income	19.6	21.1	25.0	17.7	20.3	**19.5**
Extraordinary income/expenses	(0.2)	3.4	(0.4)	(3.8)	(0.2)	(0.2)
Income before taxes and interests	19.4	24.5	24.7	13.9	20.1	**19.3**
Net income	12.3	12.5	15.5	9.8	12.9	**12.4**
Earnings per share (yen)	42.3	42.9	53.1	33.9	44.9	**43.1**

*"Cost of sales" includes "Reversal of reserve for sales returns".

2. Consolidated Balance Sheet Data

<Assets>

(billions of yen) (billions of yen)

Year Ended/Ending March 31	2004 Jun-30	2004 Sep-30	2004 Dec-31	2004 Mar-31	Pre-revised 2005 Jun-30	Revised 2005 Jun-30
Current assets	346.0	357.7	348.2	354.2	354.0	**353.4**
Fixed assets	248.0	258.4	260.3	261.6	281.9	281.9
Property, plant and equipment	112.6	114.3	114.6	116.7	116.8	116.8
Intangible assets	15.8	15.2	14.8	15.1	33.5	33.5
Investments and other assets	119.5	128.9	130.8	129.8	131.6	131.6
Total assets	594.0	616.1	608.5	615.8	635.8	**635.3**

<Liabilities and Shareholders' Equity>

(billions of yen) (billions of yen)

Year Ended/Ending March 31	2004 Jun-30	2004 Sep-30	2004 Dec-31	2004 Mar-31	Pre-revised 2005 Jun-30	Revised 2005 Jun-30
Current liabilities	135.5	147.9	127.0	135.0	143.4	143.4
Long-term liabilities	51.9	49.5	52.8	52.7	54.2	54.2
Total liabilities	187.4	197.4	179.8	187.7	197.6	197.6
Minority Interests	9.4	9.4	9.3	8.6	8.6	8.6
Shareholders' equity	397.2	409.3	419.4	419.5	429.6	**429.1**
Total liabilities, minority interests and shareholders' equity	594.0	616.1	608.5	615.8	635.8	**635.3**

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
QUARTERLY FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
July 30, 2004

On July 30, 2004, Eisai Co., Ltd., announced quarterly consolidated financial results for the fiscal period ended June 30, 2004.

- Eisai Co., Ltd., is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito
  President and CEO
  (Representative Executive Officer)
- Inquiries should be directed to: Hiroyuki Mitsui
  Vice President
  Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5085
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release.
This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED QUARTERLY FINANCIAL RESULTS (APRIL 1, 2004 – JUNE 30, 2004)

1. NOTES TO PREPARATION OF THE QUARTERLY FINANCIAL REPORT

(1) There have been no changes in accounting methods used by Eisai Co., Ltd. and its consolidated entities (hereinafter referred to as 'the Company') during the quarterly period.

(2) Changes in the number of consolidated subsidiaries and associated companies accounted for by the equity method.

Number of newly consolidated subsidiaries: 1 (Eisai Food & Chemicals Co., Ltd.)

2. QUARTERLY FINANCIAL RESULTS

(1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2004-June 30, 2004	¥122,679 mil.	5.2%	¥18,634 mil.	(2.3%)	¥19,463 mil.	(0.6%)
April 1, 2003-June 30, 2003	¥116,649 mil.	1.3%	¥19,078 mil.	0.3%	¥19,571 mil.	6.7%
April 1, 2003-March 31, 2004	¥500,164 mil.		¥83,061 mil.		¥83,382 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2004-June 30, 2004	¥ 12,388 mil.	0.4%	¥43.05	¥43.04
April 1, 2003-June 30, 2003	¥ 12,335 mil.	10.3%	¥42.28	¥42.28
April 1, 2003-March 31, 2004	¥50,148 mil.		¥172.11	¥172.11

Note: Percentage increase (decrease) is a comparison to the quarterly period ended June 30, 2003.

(2) FINANCIAL POSITION

Period	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
April 1, 2004-June 30, 2004	¥635,319 mil.	¥429,092 mil.	67.5%	¥1,491.08
April 1, 2003-June 30, 2003	¥593,955 mil.	¥397,223 mil.	66.9%	¥1,361.34
April 1, 2003-March 31, 2004	¥615,776 mil.	¥419,461 mil.	68.1%	¥1,457.47

(3) CASH FLOW CONDITION

Period	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
April 1, 2004-June 30, 2004	¥9,420 mil.	(¥18,677 mil.)	(¥4,977 mil.)	¥133,245 mil.
April 1, 2003-June 30, 2003	¥16,949 mil.	(¥3,764 mil.)	(¥4,507 mil.)	¥136,400 mil.
April 1, 2003-March 31, 2004	¥72,718 mil.	(¥27,256 mil.)	(¥21,357 mil.)	¥146,116 mil.

All figures less than 1,000,000 yen have been omitted.

(4) (REFERENCE DATA)
NON-CONSOLIDATED RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2004- June 30, 2004	¥74,750 mil.	(2.2%)	¥16,621 mil.	(13.1%)	¥17,447 mil.	(10.9%)
April 1, 2003- June 30, 2003	¥76,463 mil.	(0.5%)	¥19,119 mil.	(5.7%)	¥19,590 mil.	2.8%
April 1, 2003- March 31, 2004	¥303,626 mil.		¥67,057 mil.		¥66,559mil.	

Period	Net Income	Percent Change	Total Assets	Shareholders Equity
April 1, 2004- June 30, 2004	¥ 11,259mil.	(8.2%)	¥519,254 mil.	¥412,611 mil.
April 1, 2003- June 30, 2003	¥ 12,267 mil.	7.9%	¥ 490,026 mil.	¥385,844 mil.
April 1, 2003- March 31, 2004	¥41,883 mil.		¥515,630 mil.	¥405,085 mil.

All figures less than 1,000,000 yen have been omitted.

[Current Quarter Financial Highlights] (April 1, 2004 – June 30, 2004)

- Consolidated net sales during the quarter amounted to ¥122,679 million, which was a 5.2% increase compared to the corresponding period last year.
- With respect to net sales to external customers by each geographic area, Japanese sales secured a 2.1% increase and the North American market gained ground by 7.6% while the European territories registered 12.1% growth and 'Asian and other markets' expanded by 21.7% on a year-on-year basis respectively.
- In conjunction with consolidated net sales of major in-line products, sales of *Aricept*, an Alzheimer's disease treatment, amounted to ¥34,414 million, up 6.0% year-on-year as sales of *Pariet* (U.S. brand name: *Aciphex*), a proton pump inhibitor, augmented by 15.5% to ¥30,344 million. In the meantime, the strategic product acquisition of *Zonegran*, an anti-epileptic drug, led to the incremental sales of ¥2,493 million for the two-month period since the end of April in the U.S.
- In connection with expenses, research and development expenses resulted in a year-on-year increase of 7.4% to ¥18,153 million while selling, general and administrative expenses amounted to ¥61,764 million, which was an increase of 7.0 %. On the other hand, cost of goods sold came to ¥24,127 million, up 5.1% with the sales cost ratio being 19.7%, equal to the level of a year earlier.
- When it comes to earnings results, operating income for the quarter inched up to ¥18,634 million, a 2.3% decrease year-on-year; ordinary income came to ¥19,463 million, down 0.6%; net income amounted to ¥12,388 million, a 0.4% gain.
- Earnings per share (EPS) for the quarter came to ¥43.05, a ¥0.78 increase from the corresponding period last year.
- Average foreign exchange rates applied for the quarter resulted in ¥109.76 vis-a-vis US dollar and ¥132.27 against euro respectively.
  (Average foreign exchange rates during the corresponding period last year were ¥118.50/US dollar and ¥134.66/euro.)

[Segment Information]

(Net sales for each segment are those to external customers.)

(1) Performance by operating segment

Pharmaceuticals segment

Despite the modest growth of 2.2% year-on-year in North America on a local currency basis, net sales of *Aricept* advanced favorably in Japan, Europe, and Asia while those of *Aciphex/Pariet* registered growth in every region. Consequently, sales advanced 6.2% to

¥118,080 million and operating income in the segment thereof came to ¥19,344 million, which was a year-on-year decrease of 0.2%.

Other segments

Due to the waning sales of pharmaceutical production systems and equipments, sales attributable to this 'other segments' descended to ¥4,599 million yen, down 15.2% over the previous year period while operating income shrank 56.7% to ¥ 159 million.

(2) Performance by geographic area

Japan: Sales in Japan amounted to ¥65,042 million, up 2.1% while operating income came to ¥18,096 million, down 10.0%. Sales of *Aricept* climbed to ¥8,916 million, up 27.9% and *Pariet* sales soared to ¥3,240 million, up 86.6% respectively, which more than offset the adverse effects incurred by the National Health Insurance reimbursement (NHI) price revision, resulting in the sales growth of pharmaceuticals. Notwithstanding the solid performance of the pharmaceuticals sales, diminished exports as well as proactive investments in clinical studies, among others, deteriorated the operating income level thereof on a year-on-year basis.

North America: Sales in North America advanced 7.6% year-on-year to ¥45,456 million and operating income increased 42.0% to ¥1,838 million respectively. Negative impact arising out of yen's appreciation shrank sales of *Aricept* to ¥18,123 million on a yen-denominated basis, down 5.3% while sales of *Aciphex* ascended to ¥24,825 million, up 9.8%, which was a year-on-year gain of 18.6% on a local currency basis.

Europe Sales in Europe rose 12.1% year-on-year to ¥9,536 million while operating income jumped to ¥939 million, an increase of 71.5%. Sales of *Aricept* gained ground to ¥6,695 million, up 16.1% and sales of *Pariet* amounted to ¥1,826 million, up 15.5% respectively.

Asia and other regions

Sales in 'Asia and other regions' advanced to ¥2,644 million, up 21.7% while operating income augmented by 51.9% to ¥685 million.

On balance, total overseas sales, excluding Japan, grew to ¥57,637 million, a year-on-year increase of 8.9%, thereby accounting for 47.0% of the consolidated net sales.

[Cash flow]

Net cash provided by operating activities during the quarter under review totaled ¥9,420 million, a decrease of ¥7,529 million in comparison with the preceding year. Core cash generation was, among other factors, rendered by income before income taxes for the quarter in the amount of ¥19,300 million, and depreciation and amortization expenses of ¥5,057 million while income taxes paid came to ¥17,493 million. Cash outflows arising out of investing activities surged by ¥14,913 million from the corresponding period last year to ¥18,677 million, out of which ¥6,776 million was used for purposes of obtaining property, plant and equipment, and ¥11,604 million was attributed to procurement of intangible fixed assets including but not limited to the strategic acquisition of *Zonegran*, an anti-epileptic drug. Net cash utilized in financing activities amounted to ¥4,977 million, up ¥470 million year-on-year, with the main usage thereof being the payment of dividends.

As a result of such operating, investing and financing activities, cash and cash equivalents outstanding at the end of the quarter period stood at ¥133,245 million, down ¥12,871 million in comparison with the beginning balance thereof.

[Projects under development]

The clinical trials, with an aim of proof of concept (POC) completion, are being progressed in conjunction with our four major global development projects including E5564 (generic name: eritoran), an endotoxin antagonist, E7070 (generic name: indisulam), E7389 as anticancer agents, and E2007, a selective AMPA receptor antagonist.

With respect to KES524 (generic name: sibutramine), an obesity management agent under development in Japan, Eisai Co., Ltd. and Germany-based Abbott GmbH & Co., KG signed an agreement to amend the original co-development, licensing and supply agreement in April whereby we shall have the exclusive right and sole responsibility for the continued development and marketing of the product in Japan. In this connection, phase III trial was initiated in May.

An application for a vascular dementia indication for *Aricept* through the mutual recognition procedure in the EU was withdrawn in April. Not withstanding the foregoing, the Company will expedite the ongoing clinical studies to evaluate the use of *Aricept* for the indication, and once additional supportive data have been obtained, we will resubmit an application thereof to the EU regulatory agencies. In the meantime, an application for a liquid formulation for *Aricept* was filed with the EU regulatory agencies in May.

Regarding *Aciphex/Pariet*, the Company obtained approval for on-demand therapy of symptomatic gastro-oesphageal reflux disease (symptomatic GORD) in April, and for the

treatment of Zollinger-Ellison Syndrome (ZES) in June, both of which are in conformity with the EU mutual recognition procedure. Meanwhile, in Japan, phase III trial for non-erosive gastroesophageal reflux disease (non-erosive GERD) was initiated in June.

On the other hand, the Company strategically acquired an anti-epileptic drug, *Zonegran,* from Ireland-based Elan Corporation, plc., which has been marketed in the U.S. since the end of April. We also expect to obtain approval for a marketing authorization application thereof through the EU's centralized procedure. Furthermore, with respect to TVP-1012 (generic name: rasagiline) under co-development in Europe and the U.S. for the indication of Alzheimer's dementia with Teva Pharmaceutical Industries Ltd., headquartered in Israel, phase II trials thereof have been launched in the U.S.

3. FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2005

In connection with forecast for the fiscal year ending March 2005, no revisions have been made to the financial projection for the half-year and full fiscal year period announced in the annual financial disclosure in May 2004.

CONSOLIDATED FINANCIAL FORECAST

Period	Net Sales	Ordinary Income	Net Income
April 1, 2004- September 30, 2004	¥254,000 mil.	¥41,500 mil.	¥25,000 mil.
April 1, 2004- March 31, 2005	¥ 520,000 mil.	¥86,000 mil.	¥52,000 mil.

Note: Forecasted Annual Earnings per Share (EPS): ¥ 180.70

(REFERENCE DATA)
NON-CONSOLIDATED FINANCIAL FORECAST

Period	Net Sales	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	Annual
April 1, 2004 – September 30, 2004	¥147,000 mil.	¥33,500 mil.	¥20,500 mil.	¥21.00	–	–
April 1, 2004 – March 31, 2005	¥297,000 mil.	¥63,000 mil.	¥38,500mil.	–	¥21.00	¥42.00

Note: Forecasted Annual Earnings per Share (EPS): ¥133.79

4. Forward-looking Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements.

Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

Certain risk factors particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, uncertainties in new pharmaceutical product development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, and IT security-related risks.

EISAI CO., LTD.

1-1) CONSOLIDATED BALANCE SHEET (ASSETS)

Account Title	March 31, 2004 (Millions of Yen)		(%)	June 30, 2004 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
ASSETS							
Current assets:							
Cash and time deposits		¥56,703			¥64,990		
Accounts and notes receivable-trade		132,103			136,232		
Short-term investments		98,189			77,410		
Inventories		35,108			38,324		
Deferred tax assets		21,596			25,235		
Other current assets		10,738			11,505		
Allowance for doubtful receivables		(249)			(268)		
Total current assets		354,191	57.5		353,429	55.6	(761)
Fixed assets:							
Property, plant and equipment							
Buildings and structures	59,968			60,073			
Machinery, equipment and vehicles	21,823			21,550			
Land	17,247			17,236			
Construction in progress	8,579			8,888			
Others	9,071	116,690	19.0	9,018	116,767	18.4	77
Intangible assets		15,055	2.4		33,518	5.3	18,463
Investments and other assets							
Investment securities	82,427			84,120			
Long-term loans receivable	55			55			
Deferred tax assets	17,940			18,579			
Other assets	30,490			29,893			
Allowance for doubtful receivables	(1,074)			(1,045)			
Total investments and other assets		129,839	21.1		131,603	20.7	1,764
Total fixed assets		261,585	42.5		281,890	44.4	20,304
Total		¥615,776	100.0		¥635319	100.0	¥19,543

EISAI CO., LTD.

1-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

	March 31, 2004		June 30, 2004		Increase (Decrease)
Account Title	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES					
Current liabilities:					
Accounts and notes payable-trade	¥15,864		¥15,736		
Short-term borrowings	191		423		
Accounts payable-other	45,355		42,394		
Accrued expenses	28,635		39,928		
Accrued income taxes	16,757		11,600		
Reserve for sales rebates	23,319		26,531		
Other reserves	896		834		
Other current liabilities	3,956		5,924		
Total current liabilities	134,975	21.9	143,373	22.6	8,398
Long-term liabilities:					
Deffered tax liabilities	321		309		
Liability for retirement benefits	49,877		51,361		
Retirement allowances for directors and corporate auditors	1,846		1,848		
Other long-term liabilities	695		684		
Total long-term liabilities	52,741	8.6	54,204	8.5	1,463
Total liabilities	187,717	30.5	197,578	31.1	9,861
Minority Interests	8,598	1.4	8,648	1.4	50
Shareholders' equity:					
Common stock	44,985	7.3	44,985	7.1	-
Capital surplus	55,222	8.9	55,222	8.7	-
Retained earnings	342,830	55.7	350,005	55.1	7,174
Net unrealized gain on available-for-sale securities	8,682	1.4	10,188	1.6	1,505
Foreign currency translation adjustments	(6,273)	(1.0)	(5,307)	(0.9)	966
Treasury stock	(25,987)	(4.2)	(26,001)	(4.1)	(14)
Total shareholders' equity	419,461	68.1	429,092	67.5	9,631
Total	¥615,776	100.0	¥635,319	100.0	¥19,543

EISAI CO., LTD.

2. CONSOLIDATED STATEMENTS OF INCOME

The First Quarter for 2003 and 2004

	April 1, 2003 - June 30, 2003			April 1, 2004 - June 30, 2004			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥116,649	100.0		¥122,679	100.0	¥6,030
Cost of sales		22,843	19.6		24,204	19.7	1,360
Gross profit on sales		93,805	80.4		98,475	80.3	4,669
Provision of reserve for sales returns		117	0.1		(77)	(0.0)	(194)
Gross profit		93,688	80.3		98,552	80.3	4,863
Selling, general and administrative expenses							
Research and development expenses	16,896			18,153			
Selling, general and administrative expenses	57,713	74,609	63.9	61,764	79,918	65.1	5,308
Operating income		19,078	16.4		18,634	15.2	(444)
Non-operating income		773	0.7		1,001	0.8	228
Non-operating expenses		281	0.3		172	0.1	(108)
Ordinary income		19,571	16.8		19,463	15.9	(107)
Extra-ordinary income		472	0.4		203	0.1	(269)
Extra-ordinary loss		642	0.6		366	0.3	(275)
Income before income taxes and minority interests		19,401	16.6		19,300	15.7	(101)
Income taxes-current	11,514			12,053			
Income taxes-deferred	(4,478)	7,036	6.0	(5,224)	6,829	5.5	(207)
Minority interests		30	0.0		82	0.1	52
Net income		¥12,335	10.6		¥12,388	10.1	¥53

3. CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS /RETAINED EARNINGS

	April 1, 2003 - March 31, 2004		April 1, 2004 - June 30, 2004	
Account Title	(Millions of Yen)		(Millions of Yen)	
Capital surplus				
Capital surplus reserve, beginning balance		¥55,222		¥55,222
Increase in additional paid-in capital				
- Conversion of convertible bonds		-		-
Capital surplus ending balance		55,222		55,222
Retained earnings, beginning balance				
Consolidated earned surplus, beginning balance		302,669		342,830
Increase in retained earnings				
- Net income		50,148		12,388
Decrease in retained earnings				
- Dividends	9,920		5,179	
- Bonuses to Directors	66	9,987	34	5,214
Retained earnings, endning balance		¥342,830		¥350,005

EISAI CO., LTD.

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

The First Quarter for 2003 and 2004

	April 1, 2003- June 30, 2003	April 1, 2004- June 30, 2004	Increase (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	¥19,401	¥19,300	
Depreciation and amortization	4,292	5,057	
Increase (Decrease) in allowance for doubtful receivables	28	(14)	
Interest and dividend income	(506)	(594)	
Interest expense	6	7	
Equity in earnings of associated companies	(15)	(1)	
Net loss on sales and disposal of fixed assets	(79)	(79)	
Provision for liability for retirement benefits	3,960	1,701	
Loss/gain on sales of short-term investments and investment securities	0	7	
Loss on impairment of securities	106	61	
Decrease (Increase) in trade receivables	13,736	(3,616)	
(Increase) in inventories	(1,051)	(2,943)	
(Decrease) in accounts payable	(1,583)	(429)	
Increase in other current liabilities	3,330	4,658	
Increase(Decrease) in reserve for sales rebates	(2,772)	2,667	
Other	(892)	536	
Sub-total	37,962	26,318	(11,644)
Interest and dividends received	622	601	
Interest paid	(6)	(7)	
Income taxes paid	(21,629)	(17,493)	
Net cash provided by operating activities	16,949	9,420	(7,529)
II. Investing activities:			
Purchases of short-term investments	(3,609)	(32)	
Proceeds from sales and redemptions of short-term investments	8,637	480	
Purchases of property, plant and equipment	(4,705)	(6,776)	
Proceeds from sales of property, plant and equipment	499	40	
Purchases of intangible assets	(667)	(11,604)	
Purchases of investment securities	(4,912)	(3,164)	
Proceeds from sales and redemptions of investment securities	1,481	3,063	
Decrease in time deposits (exceeding 3 months)	239	278	
Other	(727)	(962)	
Net cash used in investing activities	(3,764)	(18,677)	(14,913)
III. Financing activities:			
Increase in short-term bank borrowings	190	237	
Dividends paid	(4,668)	(5,179)	
Other	(29)	(35)	
Net cash used in financing activities	(4,507)	(4,977)	(470)
Effect of exchange rate changes on cash and cash equivalents	450	1,363	913
Net increase (decrease) in cash and cash equivalents	9,128	(12,871)	(22,000)
Cash and cash equivalents at beginning of year	127,271	146,116	18,845
Cash and cash equivalents at end of period	¥136,400	¥133,245	(¥3,155)

5. SEGMENT INFORMATION

1. Industry Segment Information

(1) For the first quarter, ended June 30, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥111,223	¥5,425	¥116,649	–	¥116,649
(2) Intersegment sales	52	3,243	3,295	(¥3,295)	–
Total sales	111,276	8,668	119,945	(3,295)	116,649
Operating expenses	91,894	8,300	100,194	(2,623)	97,570
Operating income	¥19,381	¥368	¥19,750	(¥671)	¥19,078

(2) For the first quarter, ended June 30, 2004 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥118,080	¥4,599	¥122,679	–	¥122,679
(2) Intersegment sales	43	3,547	3,591	(¥3,591)	–
Total sales	118,124	8,146	126,270	(3,591)	122,679
Operating expenses	98,779	7,986	106,765	(2,720)	104,045
Operating income	¥19,344	¥159	¥19,504	(¥870)	¥18,634

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals, including prescription pharmaceuticals, Consumer health care products and Diagnostics, and Others, which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	Food additives; Chemicals; Machinery; Others

2. Geographical Segment Information

For the first quarter ended June 30, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥63,713	¥42,258	¥8,505	¥2,172	¥116,649	–	¥116,649
(2) Intersegment sales	17,568	4,146	685	16	22,416	(22,416)	–
Total sales	81,282	46,404	9,190	2,188	139,066	(22,416)	116,649
Operating expenses	61,181	45,109	8,643	1,737	116,672	(19,101)	97,570
Operating income	¥20,100	¥1,294	¥547	¥451	¥22,393	(¥3,314)	¥19,078

(2) For the first quarter ended June 30, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales							
(1) Sales to customers	¥65,042	¥45,456	¥9,536	¥2,644	¥122,679	–	¥122,679
(2) Intersegment sales	15,362	5,000	1,641	7	22,011	(22,011)	–
Total sales	80,404	50,457	11,177	2,651	144,691	(22,011)	122,679
Operating expenses	62,308	48,618	10,238	1,966	123,132	(19,086)	104,045
Operating income	¥18,096	¥1,838	¥939	¥685	¥21,558	(¥2,924)	¥18,634

Notes:
(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
-North America: The United States and Canada
-Europe: The United Kingdom, France, Germany, etc.
-Asia and Others: East Asia, South-East Asia and South-Central America, etc.

(3) Intersegment sales in Japan principally represent product sales from the parent company (Eisai Co., Ltd.) to overseas subsidiaries. Intersegment sales in North America, Europe, and 'Asia and Others' are principally sales from overseas subsidiaries, which manage research and development for the parent company.

3. Overseas Sales

(1) For the first quarter ended June 30, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥44,481	¥10,309	¥2,937	¥57,728
2. Consolidated sales				¥116,649
3. Share of overseas sales	38.1%	8.9%	2.5%	49.5%

(2) For the first quarter ended June 30, 2004 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥47,679	¥12,501	¥3,144	¥63,325
2. Consolidated sales				¥122,679
3. Share of overseas sales	38.9%	10.2%	2.5%	51.6%

Notes:
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
-North America: The United States and Canada.
-Europe: The United Kingdom, France, Germany, etc.
-Asia and Others: East Asia, South-East Asia, and South-Central America, etc.
(3)Overseas sales represent the sales reported in countries and areas outside Japan by the parent company and the consolidated subsidiaries.

Securities Code 4523

2004.6

Reference Data

First Quarter Ended June 30, 2004

July 30, 2004

Eisai Co., Ltd.

Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077

http://www.eisai.co.jp/eir/

Contents

*Unless otherwise specified, all figures have been rounded to their nearest specified unit.
*Currency exchange rates utilized in the reference data are noted in the table below.
*Overseas sales are calculated based upon the fiscal year average rate in the table below.

Currency Exchange Rates

	US	EU	UK
	(¥/US$)	(¥/EURO)	(¥/£)
(Apr. 1- Jun. 30, 2003) First Quarter Average Rate	118.50	134.66	191.82
(Jun. 30, 2003) First Quarter End Rate	119.80	136.92	198.11
(Apr.1- Mar. 31, 2004) Fiscal Year Average Rate	113.07	132.60	191.00
(Mar. 31, 2004) Fiscal Year End Rate	105.69	128.88	193.09
(Apr.1 - Jun. 30, 2004) First Quarter Average Rate	109.76	132.27	198.51
(Jun. 30, 2004) First Quarter End Rate	108.43	131.06	196.18
Fiscal Year Ending Mar. 31, 2005 Forecast Rate	105.00	125.00	185.00

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements.
Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
Risk factors particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, uncertainties in new pharmaceutical product development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, and IT security-related risks.

I. Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter 2005	Change %	2004	2005 (e)
Net Sales	116.6	**122.7**	105.2	500.2	520.0
Cost of Sales	23.0	**24.1**	105.1	97.2	96.0
Research and Development Expenses	16.9	**18.2**	107.4	69.0	75.0
Selling, General and Administrative Expenses	57.7	**61.8**	107.0	250.9	263.0
Operating Income	19.1	**18.6**	97.7	83.1	86.0
Ordinary Income	19.6	**19.5**	99.4	83.4	86.0
Net Income	12.3	**12.4**	100.4	50.1	52.0
Earnings per Share (yen)	42.3	**43.1**	101.8	172.1	180.7
Dividends per Share (yen)	-	-	-	36	42

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Balance Sheet Data

(billions of yen)

	2004 31-Mar	2004 30-Jun	Inc./ Dec.
Total Assets	615.8	**635.3**	19.5
Shareholders' Equity	419.5	**429.1**	9.6

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter 2005	Inc./ Dec.	2004
Capital Expenditures	5.2	**23.2**	18.0	28.7
Property, plant and equipment	4.5	**3.2**	(1.3)	25.4
Intangible Assets	0.7	**19.9**	19.3	3.3
Depreciation/Amortization	4.3	**5.1**	0.8	18.5

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Cash Flow Data

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter 2005	Inc./ Dec.	2004
Net cash provided by operating activities	16.9	**9.4**	(7.5)	72.7
Net cash used in investing activities	(3.8)	**(18.7)**	(14.9)	(27.3)
Net cash used in financing activities	(4.5)	**(5.0)**	(0.5)	(21.4)
Cash and cash equivalents at end of period	136.4	**133.2**	(3.2)	146.1
Free Cash Flow	12.1	**(8.9)**	(21.0)	48.9

*Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" +"Other revenue/payment for continuous activities"

II. Consolidated Statements of Income

1. Consolidated Statement of Income & Explanation

(billions of yen)

Years Ended/Ending March 31	First Quarter					
	2004	Sales %	**2005**	Sales %	Chg. %	Inc./Dec.
Net sales	116.6	100.0	**122.7**	100.0	105.2	6.0
Cost of sales	22.8	19.6	**24.2**	19.7	106.0	1.4
Reversal of reserve for sales returns	0.1	0.1	**(0.1)**	(0.0)		(0.2)
Gross profit	93.7	80.3	**98.6**	80.3	105.2	4.9
Research and development expenses	16.9	14.5	**18.2**	14.8	107.4	1.3
Selling, general and administrative expenses	57.7	49.4	**61.8**	50.3	107.0	4.1
Operating income	19.1	16.4	**18.6**	15.2	97.7	(0.4)
Non-operating income	0.8	0.7	**1.0**	0.8	129.5	0.2
Non-operating expenses	0.3	0.3	**0.2**	0.1	61.3	(0.1)
Ordinary income	19.6	16.8	**19.5**	15.9	99.4	(0.1)
Extraordinary income	0.5	0.4	**0.2**	0.1	43.1	(0.3)
Extraordinary loss	0.6	0.6	**0.4**	0.3	57.1	(0.3)
Income before taxes & interests	19.4	16.6	**19.3**	15.7	99.5	(0.1)
Income taxes-current	11.5	9.9	**12.1**	9.8	104.7	0.5
Income taxes-deferred	(4.5)	(3.9)	**(5.2)**	(4.3)		(0.7)
Minority interests	0.0	0.0	**0.1**	0.1		0.1
Net income	12.3	10.6	**12.4**	10.1	100.4	0.1

<Explanation>

Cost of sales
<Decrease Factor(s)>
Business mix and sales product mix change

Research and development expenses
<Increase Factor(s)>
Alliance fee

Foreign exchange gain/loss
*2003 1Q: Loss of 1.8 billions
*2004 1Q: Gain of 0.1 billions

2. Financial Results by Industry Segment

2-1. Consolidated Net Sales by Industry Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter		
	2004	**2005**	2004
Net sales to customers	116.6	**122.7**	500.2
Pharmaceuticals	111.2	**118.1**	476.8
(In-house developed products %)	(89.3%)	**(88.3%)**	(88.9%)
Japan	59.1	**60.7**	239.8
North America	41.7	**45.3**	193.5
Europe	8.3	**9.4**	33.6
Asia and others	2.2	**2.6**	9.9
Others	5.4	**4.6**	23.4
Japan	4.7	**4.3**	21.2
Overseas	0.8	**0.3**	2.2

* Sales results by industry segment have been reclassified in accordance with geographical segmentation.
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, Germany, France, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

2-2. Consolidated Operating Income by Industry Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter		
	2004	**2005**	2004
Operating income/loss	19.1	**18.6**	83.1
Pharmaceuticals	19.4	**19.3**	84.6
Others	0.4	**0.2**	1.4
Elimination and Corporate	(0.7)	**(0.9)**	(3.0)

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter 2005	2004
Net sales to customers	116.6	**122.7**	500.2
Japan	63.7	**65.0**	260.9
North America	42.3	**45.5**	194.5
Europe	8.5	**9.5**	34.8
Asia and others	2.2	**2.6**	9.9
Overseas sales	52.9	**57.6**	239.2
Overseas sales ratio (%)	45.4%	**47.0%**	47.8%

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter 2005	2004
Operating income/loss	19.1	**18.6**	83.1
Japan	20.1	**18.1**	71.9
North America	1.3	**1.8**	10.9
Europe	0.5	**0.9**	3.4
Asia and others	0.5	**0.7**	1.8
Eliminations and corporate	(3.3)	**(2.9)**	(5.0)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter 2005	2004
Net sales	116.6	**122.7**	500.2
North America	44.5	**47.7**	202.3
Europe	10.3	**12.5**	47.9
Asia and others	2.9	**3.1**	12.0
Overseas sales	57.7	**63.3**	262.3

* Sales results by industry segment have been reclassified in accordance with geographical segmentation.
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, Germany, France, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

5. Global Product Sales

5-1. *ARICEPT* Sales by Area

Years Ended/Ending March 31 Area		First Quarter 2004	First Quarter 2005	2004
Japan	¥ Billions	7.0	**8.9**	28.4
U.S.	¥ Billions	19.1	**18.1**	87.9
	US $ Millions	162	**165**	777
U.K.	¥ Billions	0.3	**0.2**	1.0
	UK £ Millions	1	**1**	5
Germany	¥ Billions	2.1	**1.6**	6.2
	Euro Millions	15	**12**	47
France	¥ Billions	3.4	**4.8**	15.5
	Euro Millions	25	**36**	117
Europe Total	¥ Billions	5.8	**6.7**	22.8
Asia and others	¥ Billions	0.6	**0.7**	2.5
Total	¥ Billions	32.5	**34.4**	141.6

5-2. *ACIPHEX/PARIET* Sales by Area

Years Ended/Ending March 31 Area		First Quarter 2004	First Quarter 2005	2004
Japan	¥ Billions	1.7	**3.2**	14.6
U.S.	¥ Billions	22.6	**24.8**	105.5
	US $ Millions	191	**226**	933
U.K.	¥ Billions	1.3	**1.5**	6.2
	UK £ Millions	7	**8**	33
Germany	¥ Billions	0.3	**0.3**	1.1
	Euro Millions	2	**2**	8
Europe Total	¥ Billions	1.6	**1.8**	7.3
Asia and others	¥ Billions	0.3	**0.5**	1.6
Total	¥ Billions	26.3	**30.3**	129.0

<Reference> [Non-consolidated]

Eisai Inc. (U.S.A.) / Pharmaceutical Sales, Production

Years Ended/Ending March 31		First Quarter 2004	First Quarter **2005**	2004
Net sales	¥ Billions	42.4	**45.9**	196.1
	US $ Millions	358	**418**	1,734
Operating income	¥ Billions	1.0	**1.6**	10.0
	US $ Millions	8	**14**	88
Net income	¥ Billions	0.7	**1.0**	6.0
	US $ Millions	5	**9**	53
Operating income before Royalty deduction	¥ Billions	6.2	**7.6**	34.1
	US $ Millions	53	**69**	301

Eisai China Inc. (China) / Pharmaceutical Sales, Production

Years Ended/Ending March 31		First Quarter 2004	First Quarter **2005**	2004
Net sales	¥ Billions	0.8	**1.0**	3.8
	Chinese RMB Millions	52	**78**	273
Operating income	¥ Billions	0.2	**0.3**	1.0
	Chinese RMB Millions	15	**25**	68
Net income	¥ Billions	0.2	**0.3**	0.8
	Chinese RMB Millions	15	**22**	59

*The fiscal year of Eisai China Inc. ends on December 31. Average rate of Japanese yen to Chinese RMB was 14.01 yen from January 1 to December 31, 2003, 12.95 yen from January 1, 2004 to March 31, 2004 and 14.37 yen from January 1, 2003 to March 2003, respectively.

Eisai Korea Inc. (Korea) / Pharmaceutical Sales

Years Ended/Ending March 31		First Quarter 2004	First Quarter **2005**	2004
Net sales	¥ Billions	0.5	**0.6**	2.3
	Korean Won Billions	5	**6**	24
Operating income	¥ Billions	0.1	**0.1**	0.3
	Korean Won Billions	1	**1**	3
Net income	¥ Billions	0.0	**0.1**	0.2
	Korean Won Billions	0	**1**	2

*Average rate of Japanese yen to Korean won was 0.0949yen from April 1 to June 30 2004, 0.0985 yen from April 1 to June 30, 2003, and 0.0959 yen from April 1, 2003 to March 31, 2004, respectively.

6. Selling, General and Administrative Expenses (Including R&D expenses)

6-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter **2005**	2004	2005 (e)
Net sales	116.6	**122.7**	500.2	520.0
Research and development expenses	16.9	**18.2**	69.0	75.0
Percentage of sales (%)	14.5%	**14.8%**	13.8%	14.4%

6-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter **2005**	2004	2005 (e)
Net sales	116.6	**122.7**	500.2	520.0
Selling, general and administrative expenses	57.7	**61.8**	250.9	263.0
Personnel expenses	15.5	**14.6**	58.9	-
Marketing expenses	35.5	**38.1**	161.9	-
Administrative expenses and others	6.8	**9.0**	30.1	-
Percentage of sales (%)	49.4%	**50.3%**	50.2%	50.6%

6-3. Selling General and Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter **2005**	2004	2005 (e)
Net sales	116.6	**122.7**	500.2	520.0
Selling, general and administrative expenses (including R&D expenses)	74.6	**79.9**	319.9	338.0
Percentage of sales (%)	63.9%	**65.1%**	64.0%	65.0%

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet & Explanation

<Assets>

(billions of yen)

	2004				Chg.	Inc./
	31-Mar	%	30-Jun	%	%	Dec.
Current assets:						
Cash and time deposits	56.7		**65.0**			8.3
Accounts receivable-trade	132.1		**136.2**			4.1
Short-term investments	98.2		**77.4**			(20.8)
Inventories	35.1		**38.3**			3.2
Deferred tax assets	21.6		**25.2**			3.6
Other current assets	10.7		**11.5**			0.8
Allowance for doubtful receivables	(0.2)		**(0.3)**			(0.0)
Total current assets	354.2	57.5	**353.4**	55.6	99.8	(0.8)
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	60.0		**60.1**			0.1
Machinery and vehicles	21.8		**21.6**			(0.3)
Land	17.2		**17.2**			(0.0)
Construction in progress	8.6		**8.9**			0.3
Others	9.1		**9.0**			(0.1)
Total property, plant and equipment	116.7	19.0	**116.8**	18.4	100.1	0.1
Intangible assets	15.1	2.4	**33.5**	5.3	222.6	18.5
Investment in other assets:						
Investments in securities	82.4		**84.1**			1.7
Long-term loans receivable	0.1		**0.1**			0.0
Deferred tax assets	17.9		**18.6**			0.6
Other investments	30.5		**29.9**			(0.6)
Allowance for doubtful receivables	(1.1)		**(1.0)**			0.0
Total investments and other assets	129.8	21.1	**131.6**	20.7	101.4	1.8
Total fixed assets	261.6	42.5	**281.9**	44.4	107.8	20.3
Total assets	615.8	100.0	**635.3**	100.0	103.2	19.5

<Explanation>

Cash and time deposits
<Increase Factor(s)>
Increase in collection of accounts receivable -trade in U.S.

August 27, 2004 (Revised)
July 30, 2004 / Eisai Co., Ltd.(Original issue)

<Liabilities and Shareholders' Equity>

(billions of yen)

	2004 31-Mar	%	2004 30-Jun	%	Chg. %	Inc./Dec.
Current liabilities:						
Accounts payable-trade	15.9		**15.7**			(0.1)
Short-term borrowings	0.2		**0.4**			0.2
Accounts payable-other	45.4		**42.4**			(3.0)
Accrued expenses	28.6		**39.9**			11.3
Accrued income taxes	16.8		**11.6**			(5.2)
Reserve for sales rebates	23.3		**26.5**			3.2
Other reserves	0.9		**0.8**			(0.1)
Other current liabilities	4.0		**5.9**			2.0
Total current liabilities	135.0	21.9	**143.4**	22.6	106.2	8.4
Long-term liabilities:						
Deferred tax liabilities	0.3		**0.3**			(0.0)
Liabilities for retirement benefits	49.9		**51.4**			1.5
Allowance for retirement of Directors	1.8		**1.8**			0.0
Other long-term liabilities	0.7		**0.7**			(0.0)
Total long-term liabilities	52.7	8.6	**54.2**	8.5	102.8	1.5
Total liabilities	187.7	30.5	**197.6**	31.1	105.3	9.9
Minority Interests	8.6	1.4	**8.6**	1.4	100.6	0.1
Shareholders' equity:						
Common stock	45.0	7.3	**45.0**	7.1		-
Capital surplus	55.2	8.9	**55.2**	8.7		-
Retained earnings	342.8	55.7	**350.0**	55.1		7.2
Net unrealized gains on available-for-sale securities	8.7	1.4	**10.2**	1.6		1.5
Foreign currency translation adjustments	(6.3)	(1.0)	**(5.3)**	(0.9)		1.0
Treasury stock	(26.0)	(4.2)	**(26.0)**	(4.1)		(0.0)
Total shareholders' equity	419.5	68.1	**429.1**	67.5	102.3	9.6
Total liabilities, minority interests and shareholders' equity	615.8	100.0	**635.3**	100.0	103.2	19.5

<Explanation>

Accrued income taxes
<Decrease Factor(s)>
Decrease due to settlement of income

Liabilities for retirement benefits
Amortization of actuarial loss

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	First Quarter 2005	Inc./Dec.
Operating activities			
Income before income taxes & minority interests	19.4	**19.3**	(0.1)
Depreciation and amortization	4.3	**5.1**	0.8
Other non-cash losses/gains	4.1	**1.7**	(2.3)
Operating assets/liabilities increase/decrease	11.7	**0.9**	(10.8)
Others	(1.5)	**(0.6)**	0.8
Subtotal	38.0	**26.3**	(11.6)
Interest paid/received	0.6	**0.6**	(0.0)
Cash paid for income taxes	(21.6)	**(17.5)**	4.1
Net cash provided by operating activities	16.9	**9.4**	(7.5)
Investing activities			
Capital expenditures	(5.4)	**(18.4)**	(13.0)
Other revenue/payment for continuous activities	0.5	**0.0**	(0.4)
Purchases/sales of securities	1.6	**0.3**	(1.3)
Others	(0.5)	**(0.7)**	(0.2)
Net cash used in investing activities	(3.8)	**(18.7)**	(14.9)
Financing activities			
Dividends paid	(4.7)	**(5.2)**	(0.5)
Short-term debt proceeds/payments	0.2	**0.2**	0.0
Others	(0.0)	**(0.0)**	(0.0)
Net cash used in financing activities	(4.5)	**(5.0)**	(0.5)
Effect of exchange rate changes on cash and cash equivalents	0.5	**1.4**	0.9
Net increase in cash and cash equivalents	9.1	**(12.9)**	(22.0)
Cash and cash equivalents at beginning of year	127.3	**146.1**	18.8
Cash and cash equivalents at end of year	136.4	**133.2**	(3.2)

<Explanation>

Operating assets /liabilities increase /decrease
<Increase Factor(s)>
Decrease in account receivables in U.S.

Capital expenditures
Expenditures for purchases of property, plant and equipment was 4.7 billion yen.

(billions of yen)

Years Ended March 31	First Quarter 2004	First Quarter 2005	Inc./Dec.
Free Cash Flow	12.1	**(8.9)**	(21.0)

Note: Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" +"Other revenue/payment for continuous activities"

V. Non-Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	2005	Change %	2004	2005 (e)
Net Sales	76.5	**74.8**	97.8	303.6	297.0
Cost of Sales	20.8	**19.5**	93.9	83.6	70.0
Research and Development Expenses	16.0	**17.6**	109.9	67.4	75.0
Selling, General and Administrative Expenses	20.6	**21.0**	102.3	85.6	89.0
Operating Income	19.1	**16.6**	86.9	67.1	63.0
Ordinary Income	19.6	**17.4**	89.1	66.6	63.0
Net Income	12.3	**11.3**	91.8	41.9	38.5

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	2005	Change %	2004	2005 (e)
Net Sales (billions of yen)	76.5	**74.8**	97.8	303.6	297.0
Pharmaceuticals	67.2	**65.1**	96.9	260.7	254.0
Prescription Pharmaceuticals(Including Drug Substance/Bulk Tablets)	62.8	**60.8**	96.8	241.2	234.0
(Ratio of in-house developed products to Prescription Pharmaceuticals) (%)	(79.0%)	**(80.9%)**	-	(80.4%)	-
Consumer Health Care Products	4.3	**4.3**	98.5	19.5	20.0
Food Additives/Chemicals, Machinery, etc.	2.2	**0.6**	28.8	9.7	4.5
Industrial Property Rights, etc. Income	7.1	**9.0**	127.4	33.3	38.5

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31	First Quarter 2004	2005	Change %	2004	2005 (e)
Net Sales	76.5	**74.8**	97.8	303.6	297.0
Export	22.3	**21.0**	93.8	85.9	79.0
North America	16.5	**14.9**	90.2	62.7	-
Europe	4.5	**5.0**	110.8	18.8	-
Asia and Others	1.3	**1.1**	80.6	4.3	-
Ratio of Exports to Sales(%)	29.2%	**28.0%**	-	28.3%	26.6%

* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, Germany, France, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

*Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31	First Quarter			
Product / Description	2004	**2005**	Change %	2004
Alzheimer's disease treatment ARICEPT	7.0	**8.9**	127.9	28.4
Peripheral neuropathy treatment METHYCOBAL	8.3	**8.0**	96.0	31.8
Gastritis/gastric ulcer medication SELBEX	6.7	**5.8**	86.3	24.4
Proton pump inhibitor PARIET	1.7	**3.2**	186.6	14.6
Osteoporosis treatment GLAKAY	2.8	**2.4**	85.8	10.0
Non-ionic contrast medium IOMERON	2.6	**2.3**	88.8	9.4
Muscle relaxant MYONAL	2.3	**2.2**	95.4	8.7
Long-acting isosorbide dinitrate NITOROL-R	1.4	**1.3**	89.6	5.3
Endoscopic examination/hypoglycemia treatment GLUCAGON G NOVO	1.2	**1.1**	91.7	4.4
Anti-allergy agent AZEPTIN	1.0	**0.8**	88.7	3.5
Long-acting macrolide antibiotic RULID	0.8	**0.7**	84.9	3.1
Long-acting ACE inhibitor INHIBACE	0.7	**0.6**	82.2	2.5
Prescription Pharmaceuticals Total	48.9	**49.3**	100.8	192.3

5. *ACIPHEX/PARIET, ARICEPT* Drug Substance / Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2004	**2005**	Change %	2004
ACIPHEX/PARIET bulk tablets/drug substance (export)	9.4	**6.0**	63.4	32.5
ARICEPT drug substance (export)	4.6	**5.6**	122.5	16.3
Bulk Substance / Tablets Total	14.0	**11.6**	82.7	48.9

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2004	**2005**	Change %	2004
Vitamin B_2 preparation CHOCOLA BB Group	2.5	**2.1**	84.7	8.7
SACLON / Indigestion & heartburn treatment SACLON Group	0.5	**0.6**	122.0	2.3
JUVELUX / Natural Vitamin E preparation Vitamin-E Group	0.6	**0.5**	83.7	2.8
NABOLIN / Active-type Vitamin B_{12} NABOLIN Group	0.2	**0.3**	150.1	1.5
Consumer Health Care Products Total	4.3	**4.3**	98.5	19.5

7. Selling, General and Administrative Expenses (including R&D expenses)

7-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2004	**2005**	2004	2005 (e)
Net sales	76.5	**74.8**	303.6	297.0
Research and development expenses	16.0	**17.6**	67.4	75.0
Overseas research and development expenses	6.3	**7.1**	24.3	-
(Ratio of overseas R&D expenses to total R&D expenses) (%)	(39.3%)	**(40.2%)**	(36.1%)	-
Percentage of sales (%)	0.2	**0.2**	0.2	0.3

7-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2004	**2005**	2004	2005 (e)
Net sales	76.5	**74.8**	303.6	297.0
Selling, general and administrative expenses	20.6	**21.0**	85.6	89.0
Personnel expenses	9.9	**8.8**	38.1	-
Marketing expenses	6.6	**7.7**	30.9	-
Administrative expenses and others	4.1	**4.5**	16.6	-
Percentage of sales (%)	26.9%	**28.1%**	28.2%	30.0%

7-3. Selling, General and Administrative Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2004	**2005**	2004	2005 (e)
Net sales	76.5	**74.8**	303.6	297.0
Selling, general and administrative expenses (including R&D)	36.6	**38.6**	153.0	164.0
Percentage of sales (%)	47.9%	**51.7%**	50.4%	55.2%

8. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	First Quarter		
	2004	**2005**	2004
Capital expenditures	3.5	4.6	20.6
Property, plant and equipment	2.9	2.1	17.7
Intangible assets	0.6	2.6	2.8
Depreciation/Amortization	3.1	3.3	13.6

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

VI. Changes in Quarterly Results

1. Consolidated Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2004 First Quarter	2004 Second Quarter	2004 Third Quarter	2004 Fourth Quarter	2005 First Quarter
Net sales	116.6	131.1	130.0	122.4	**122.7**
Cost of sales	23.0	24.6	25.9	23.7	**24.1**
Research and development expenses	16.9	16.6	17.1	18.4	**18.2**
Selling, general and administrative expenses	57.7	67.9	62.1	63.1	**61.8**
Operating income	19.1	21.9	24.9	17.2	**18.6**
Non-operating income/expenses	0.5	(0.8)	0.2	0.5	**0.8**
Ordinary income	19.6	21.1	25.0	17.7	**19.5**
Extraordinary income/expenses	(0.2)	3.4	(0.4)	(3.8)	**(0.2)**
Income before taxes and interests	19.4	24.5	24.7	13.9	**19.3**
Net income	12.3	12.5	15.5	9.8	**12.4**
Earnings per share (yen)	42.3	42.9	53.1	33.9	**43.1**

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Consolidated Balance Sheet Data

<Assets>

(billions of yen)

Years Ended/Ending March 31	2004 30-Jun	2004 30-Sep	2004 31-Dec	2004 31-Mar	2005 30-Jun
Current assets	346.0	357.7	348.2	354.2	**353.4**
Fixed assets	248.0	258.4	260.3	261.6	**281.9**
Property, plant and equipment	112.6	114.3	114.6	116.7	**116.8**
Intangible assets	15.8	15.2	14.8	15.1	**33.5**
Investments and other assets	119.5	128.9	130.8	129.8	**131.6**
Total assets	594.0	616.1	608.5	615.8	**635.3**

<Liabilities and Shareholders' Equity>

(billions of yen)

Years Ended/Ending March 31	2004 30-Jun	2004 30-Sep	2004 31-Dec	2004 31-Mar	2005 30-Jun
Current liabilities	135.5	147.9	127.0	135.0	**143.4**
Long-term liabilities	51.9	49.5	52.8	52.7	**54.2**
Total liabilities	187.4	197.4	179.8	187.7	**197.6**
Minority Interests	9.4	9.4	9.3	8.6	**8.6**
Shareholders' equity	397.2	409.3	419.4	419.5	**429.1**
Total liabilities, minority interests and shareholders' equity	594.0	616.1	608.5	615.8	**635.3**

3. Consolidated Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2004				2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Capital expenditures	5.2	7.4	6.0	10.1	**23.2**
Property, plant and equipment	4.5	6.8	5.3	8.8	**3.2**
Intangible assets	0.7	0.6	0.7	1.3	**19.9**
Depreciation/Amortization	4.3	4.5	4.7	5.0	**5.1**

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Consolidated Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	2004				2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Net cash provided by operating activities	16.9	28.9	3.8	23.1	**9.4**
Net cash used in investing activities	(3.8)	(11.5)	(9.2)	(2.8)	**(18.7)**
Net cash used in financing activities	(4.5)	(0.0)	(5.4)	(11.4)	**(5.0)**
Effect of exchange rate changes on cash and cash equivalents	136.4	150.0	138.1	146.1	**133.2**
Free cash flow	12.1	24.0	(3.8)	16.7	**(8.9)**

*Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" +"Other revenue/payment for continuous activities".

5. Consolidated *ARICEPT* Sales by Area

(billions of yen)

Years Ended/Ending March 31		2004 First Quarter	2004 Second Quarter	2004 Third Quarter	2004 Fourth Quarter	2005 First Quarter
Japan	¥ Billions	7.0	6.7	7.9	6.8	**8.9**
U.S.	¥ Billions	19.1	23.1	20.5	25.1	**18.1**
	US $ Millions	162	197	187	232	**165**
U.K.	¥ Billions	0.3	0.2	0.2	0.2	**0.2**
	UK £ Millions	1	1	1	1	**1**
Germany	¥ Billions	2.1	1.3	1.5	1.3	**1.6**
	Euro Millions	15	10	12	10	**12**
France	¥ Billions	3.4	4.1	4.2	3.9	**4.8**
	Euro Millions	25	31	32	29	**36**
EU total	¥ Billions	5.8	5.7	6.0	5.4	**6.7**
Asia	¥ Billions	0.6	0.6	0.6	0.7	**0.7**
Total	¥ Billions	32.5	36.1	35.0	38.0	**34.4**

6. Consolidated *ACIPHEX/PARIET* Sales by Area

(billions of yen)

Years Ended/Ending March 31		2004 First Quarter	2004 Second Quarter	2004 Third Quarter	2004 Fourth Quarter	2005 First Quarter
Japan	¥ Billions	1.7	4.1	5.7	3.1	**3.2**
U.S	¥ Billions	22.6	31.4	26.7	24.8	**24.8**
	US $ Millions	191	266	244	232	**226**
U.K.	¥ Billions	1.3	1.6	1.8	1.6	**1.5**
	UK £ Millions	7	8	10	8	**8**
Germany	¥ Billions	0.3	0.3	0.3	0.3	**0.3**
	Euro Millions	2	2	2	2	**2**
EU total	¥ Billions	1.6	1.8	2.1	1.8	**1.8**
Asia	¥ Billions	0.3	0.4	0.5	0.4	**0.5**
Total	¥ Billions	26.3	37.7	35.0	30.1	**30.3**

<Reference> [Non-consolidated] Eisai Inc. (U.S.A.)

(billions of yen)

Years Ended/Ending March 31		2004 First Quarter	2004 Second Quarter	2004 Third Quarter	2004 Fourth Quarter	2005 First Quarter
Net sales	¥ Billions	42.4	55.3	48.1	50.4	**45.9**
	US $ Millions	358	470	440	467	**418**
Operating incom	¥ Billions	1.0	4.0	2.4	2.6	**1.6**
	US $ Millions	8	34	22	24	**14**
Net income	¥ Billions	0.7	2.4	1.4	1.6	**1.0**
	US $ Millions	5	20	13	15	**9**
Operating incom	¥ Billions	6.2	10.4	8.0	9.4	**7.6**
royalty deductior	US $ Millions	53	88	73	87	**69**

7. Statement of Income Data [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Net sales	76.5	77.4	80.2	69.6	**74.8**
Cost of sales	20.8	21.3	22.3	19.2	**19.5**
Research and development expenses	16.0	16.4	16.6	18.3	**17.6**
Selling, general and administrative expenses	20.6	22.4	22.0	20.7	**21.0**
Operating income	19.1	17.3	19.3	11.4	**16.6**
Ordinary income	19.6	16.4	19.2	11.4	**17.4**
Net income	12.3	10.6	12.7	6.3	**11.3**

*"Cost of Sales" includes "Reversal of reserve for sales returns".

8. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31		2004				2005
Product	Description	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
ARICEPT		7.0	6.7	7.9	6.8	**8.9**
METHYCOBAL		8.3	7.8	8.4	7.2	**8.0**
SELBEX		6.7	5.8	6.4	5.5	**5.8**
PARIET		1.7	4.1	5.7	3.1	**3.2**
GLAKAY		2.8	2.5	2.6	2.1	**2.4**
IOMERON		2.6	2.3	2.6	1.9	**2.3**
MYONAL		2.3	2.2	2.3	1.9	**2.2**
NITOROL-R		1.4	1.2	1.5	1.2	**1.3**
GLUCAGON G NOVO		1.2	1.1	1.3	0.9	**1.1**
AZEPTIN		1.0	0.7	0.9	1.0	**0.8**
RULID		0.8	0.7	0.9	0.7	**0.7**
INHIBACE		0.7	0.6	0.7	0.5	**0.6**
Prescription Pharmaceuticals Total		48.9	46.6	53.9	43.0	**49.3**

*Statistical segmentation of "Prescription Pharmaceutical Total" has been modified from the year ended March 31, 2004.

9. *Aricept*, *Aciphex/Pariet* Drug Substance/Bulk Tablets Sales [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
ACIPHEX/PARIET bulk tablets/drug substance (export)	9.4	9.8	6.6	6.6	**6.0**
ARICEPT drug substance (export)	4.6	3.8	3.6	4.3	**5.6**
Bulk Substance/Tablets Total	14.0	13.7	10.2	11.0	**11.6**

10. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2004				2005
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
CHOCOLA BB Group	2.5	2.2	2.1	2.0	**2.1**
SACLON Group	0.5	0.6	0.7	0.5	**0.6**
Vitamin-E Group	0.6	0.8	0.9	0.5	**0.5**
NABOLIN Group	0.2	0.7	0.3	0.3	**0.3**
Consumer Health Care Total	4.3	5.5	5.2	4.5	**4.3**

VII. Major R&D Pipeline Candidates

Ongoing and recent development from Apr. 2004 to Jun. 2004 (include subsequent events)

1. *Pariet* was approved for the treatment of Zollinger-Ellison Syndrome in the EU
2. All application rights for E2090 (*Zonegran*) in the EU were transferred from Elan to Eisai
3. Application for liquid formulation of *Aricept* was submitted in the EU
4. Application for E2080 (Rufinamide) is being prepared in the US and EU
5. KES524 development moved into Phase III in Japan.
6. *Pariet* development for the treatment of non erosive GERD moved into Phase III in Japan.
7. Rasagiline development for the treatment of Alzheimer's disease moved into Phase II in the US
8. *Pariet* was approved for on-demand therapy of symptomatic GORD in the EU
9. Filing of *Aricept* for vascular dementia was withdrawn in the EU

1. International Development

1-1. Approved

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
PARIET E3810 (Additional indication)	E.U.	Jun-04	Zollinger-Ellison Syndrome Currently indicated for the treatment of peptic ulcers. Approved for the treatment of Zollinger-Ellison syndrome in the E.U.	Tab.	In-house
PARIET E3810 (Additional indication)	E.U.	Apr-04	On-demand therapy for symptomatic GORD Currently indicated for the treatment of symptomatic GORD in the EU. Received approval for on-demand therapy of symptomatic GORD.	Tab.	In-house

1-2. Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S.	Sep-02	Vascular Dementia Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. Non-approvable letter was received from FDA for vascular dementia (VaD) indication on July 3, 2003. Though filing for VaD was withdrawn in the EU, Eisai will resubmit application once additional supportive data have been obtained.	Tab.	In-house
ARICEPT E2020 (Additional form)	U.S. E.U.	Dec-03 Dec-03	Rapid Disintegration Tablet Currently available in tablet form. Filed for rapid disintegration tablet form for patients who have difficulty swallowing tablets and to contribute to improved compliance.	RDT	In-house
ARICEPT E2020 (Additional form)	U.S. E.U.	Dec-03 May-04	Liquid Formulation Currently available in tablet form. Filed for liquid formulation for patients who have difficulty swallowing and will contribute to improved compliance.	Liquid	In-house
E2090	E.U.	Nov-03	Anti-Epilepsy (generic name: Zonisamide) An anti-epilepsy drug which has a wide spectrum of anti-convulsive effects and is well tolerated. Already available in the US and submission filed in the EU. Acquired from Elan Corporation, plc the marketing, development, and sales rights to *Zonegran* in North America and Europe.	Cap.	Dainippon

1-3. Submission in Preparation

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
E2080	U.S. E.U.	FY2004 FY2004	Anti-Epilepsy (generic name: Rufinamide) A broad-spectrum anticonvulsant which has novel structure unrelated to currently marketed antiepileptic drugs. Phase III clinical trials completed and preparing for submission.	Tab.	Novartis

1-4. Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	FY2005 FY2005	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT E2020 (Additional indication)	E.U.	FY2005	Dementia associated with Parkinson's disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-5. Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S.	Sepsis/ Endotoxin Antagonist A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis.	Inj.	In-house
E5564	U.S. E.U.	Endotoxin-related complications after coronary artery bypass graft surgery A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Now in phase II development for the prevention of endotoxin-related complications after coronary artery bypass graft surgery.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/ Cell Cycle G1 Phase Arresting Agent The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action.	Inj.	In-house
ARICEPT E2020 (Additional indication)	U.S. E.U.	Migraine Prophylaxis Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house
E2007	U.S. E.U.	Multiple Sclerosis, Epilepsy and Parkinson's disease / AMPA receptor antagonist Selectively antagonizes the AMPA-type glutamate receptor and inhibits neuronal cell death. Under development as a treatment for Multiple sclerosis, Epilepsy and Parkinson's disease.	Tab.	In-house
Rasagiline (Additional indication)	U.S.	Alzheimer's disease / Irreversible monoamine oxidase type B (MAO-B) inhibitor Application already submitted for the treatment of Parkinson's disease by Teva Pharmaceuticals Industries Ltd. Rasagiline is now in phase II trials for the treatment of Alzheimer's disease.	Tab.	Teva

2. Development in Japan

2-1. Filed for Approval

(Product) Name (Research Code)	Application	Description	Form.	Origin
CLEACTOR E6010 (Additional indication)	May-03	Pulmonary Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. Designated as an orphan drug, E6010 is expected to be the first t-PA indicated for the treatment of pulmonary embolism in Japan.	Inj.	In-house
T-614	Sep-03	Anti-rheumatic Agent Suppresses lymphocyte proliferation, immunoglobulin production and production of inflammatory cytokines. Expected to improve chronic rheumatoid arthritis.	Tab.	Toyama Chemical

2-2. Phase III

(Product) Name (Research Code)	Expected Application	Description	Form.	Origin
PARIET E3810 (Additional indication)	FY2004	Eradication of *H. pylori* in combination with antibiotics Currently indicated for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the eradication of *H. pylori* in combination with antibiotics.	Tab.	In-house
PARIET E3810 (Additional indication)	FY2006	Non-erosive GERD Currently indicated for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the treatment of non-erosive GERD.	Tab.	In-house
KES524	FY2007	Obesity /Central Acting Serotonin & Noradrenaline Reuptake Inhibitor Inhibits the reuptake of the cerebral neurotransmitters, noradrenaline and serotonin, enhancing the feeling of satiety and energy consumption resulting in loss of body weight. Phase III clinical trials initiated.	Cap.	Abbott

2-3. Phase II

(Product) Name (Research Code)	Description	Form.	Origin
E3620	Gastrointestinal motility disorders/ 5-HT_3 Receptor Antagonist/ 5-HT_4 Receptor Agonist The compound has dual action as a serotonin type 3 receptor antagonist and a serotonin type 4 receptor agonist and is under development for gastrointestinal motility disorders. It is expected to improve sensation of fullness and anorexia associated with chronic gastritis and to improve bowel function and abdominal pain associated with irritable bowel syndrome.	Tab.	In-house
CLEACTOR E6010 (Additional indication)	Cerebral Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. E6010 is under development to become the first t-PA for the treatment of cerebral embolism in Japan.	Inj.	In-house
TAMBOCOR (E0735) (Additional indication)	Paroxysmal Atrial Fibrillation/Flutter The compound has already been approved as a treatment for ventricular tachyarrythmias in Japan and is in phase II clinical trials for the treatment of sporadic atrial fibrillation/flutter.	Tab.	3M
ARICEPT E2020 (Additional indication)	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. Now in phase II trials for the treatment of severe dementia.	Tab.	In-house
D2E7	Human Anti TNF-alfa Monoclonal Antibody By blocking the activity of Tumor Necrosis Factor- alpha (TNF-alfa) which plays a central role in inflammation in rheumatoid arthritis (RA), D2E7 is expected to be effective in patients with RA.	Inj.	Abbott
E7210	Ultrasonic Contrast Medium Microbubbles of E7210 reflect ultrasound. Microbubbles do not disappear easily, thereby stable imaging is expected.	Inj.	Bracco
E2014	Cervical Dystonia / Botulinum Toxin Type B Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Inj.	Elan
E0167	Recurrence of Hepatocellular Carcinoma Vitamin K_2 (menatetorenone) currently indicated for the treatment of osteoporosis. Phase II trials have been initiated for the prevention of recurrence of hepatocellular carcinoma.	Cap.	In-house

VIII. Major Events

Date		Description
July 8, 2004	News Release	Eisai Receives European Marketing Authorization for *PARIET* (rabeprazole sodium) for Zollinger-Ellison Syndrome
July 1, 2004		Eisai launches *Neophyllin Inj. prefilled softbag 250ml* in Japan
July 1, 2004	News Release	Notice Concerning Stock Options (Stock Acquisition Rights) Including the amount paid In upon the exercise of stock options
June 30, 2004	News Release	Eisai launches the first treatment in Japan for apnea of prematurity low concentration aminophylline, *APNISSION Injection 15mg*
June 28, 2004	News Release	Eisai's statement to AD2000 clinical trial led by the collaborative group of University of Birmingham
June 28, 2004	News Release	Eisai launches new formulation of *ARICEPT*, rapid disintegration tablet, in Japan
June 24, 2004	News Release	Notice on allotment of stock options (stock acquisition rights)
June 18, 2004	News Release	Sanko Junyaku Co., Ltd., subsidiary of Eisai Co., Ltd., to launch new DCP diagnostic test kit for hepatocellular Carcinoma (HCC), *LUMIPULSE PIVKA-II EISAI*
May 31, 2004	News Release	Eisai submits MAA for new formulation of *ARICEPT* (donepezil hydrochloride), liquid formulation in the European Union
May 12, 2004	News Release	Eisai launches *SACLON & SACLON Tablets* with increased ingredients for restoration of damaged stomach mucosa and acid neutralization
May 11 2004	News Release	Notice on providing stock options in the form of new stock issuance
May 11 2004	News Release	Notice concerning the spin off of the Machinery Division of Eisai Co., Ltd
May 10 2004		Eisai launches *Warfarin 0.5mg* tablet in Japan
May 7, 2004	News Release	Amendment of the co-development, licensing and supply agreement for the obesity management agent KES524
April 28, 2004		Eisai Inc. starts marketing of *Zonegran*, an epilepsy treatment agent in the US
April 23, 2004	News Release	*ARICEPT* application for vascular dementia is withdrawn in the EU
April 21, 2004	News Release	*PARIET* approved for on-demand therapy of symptomatic GORD in the EU
April 19, 2004	News Release	Eisai launches *MENTEC HERB* for irritation-associated fatigue and headache
April 2, 2004	News Release	Eisai's German pharmaceuticals marketing subsidiary and GlaxoSmithKline signed a promotion agreement for *IMUREK*, an immunosuppressant